

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2023

Sarah Blanchard
Chief Financial Officer
Udemy, Inc.
600 Harrison Street , 3rd Floor
San Francisco, CA 94107

> **Re: Udemy, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed February 27, 2023**
> **File No. 001-40956**

Dear Sarah Blanchard:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services